UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointments of Executive Vice President AI/IS, Senior Vice President of Immunotherapy and Vice President of Research

From January 1, 2025, Mr. Mark Danton, Dr. Günther Staffler, PhD and Dr. Francesca Capotosti, PhD, all current employees of AC Immune, will be promoted to the roles of Executive Vice President, Senior Vice President of Immunotherapy, and Vice President of Research, respectively. These internal appointments are being made as part of succession planning and to optimally organize the Company’s Research and Development operations.

As Executive Vice President Mr. Mark Danton’s appointment reflects the increasing importance of Artificial Intelligence (AI), Digital Technologies and Information Systems (IS). Prior to joining AC Immune in 2019, Mr. Danton served as IS/IT Global Manager at Nestlé and held a number of global roles at BT Global Services and in Dimension Data PLC. As such he has extensive experience in developing, launching and managing business relevant IS, cybersecurity and digital technology solutions and services. Mr. Danton holds an Executive M.B.A. from the Business School Lausanne.

Dr. Staffler joined AC Immune in 2021 from Affiris following the acquisition of certain assets including the alpha-synuclein (a-syn) active immunotherapy candidate now progressing as ACI-7104.056 through Phase 2 clinical development. Dr. Staffler worked at Affiris from 2007 as Head of Early Discovery moving into increasingly senior roles to become Chief Technical Officer. Prior to Affiris, he worked at a number of biotech companies in Vienna including Biovertis and Intercell (now Valneva). Dr. Staffler holds a PhD in Immunology from the Medical University of Vienna.

Dr. Capotosti has been at AC Immune since 2013. Having joined as a Research scientist, she was appointed Team Leader working primarily on small molecules targeting Tau as therapeutic and diagnostic agents. Most recently, she was Associate Vice President and Global Project Leader working on small molecule therapeutic programs targeting Tau and a-syn while also playing a key role in the a-syn PET tracer program, which delivered the first tracer capable of detecting a-syn pathology in patients. She joined AC Immune following postdoctoral studies at the École Polytechnique Fédérale de Lausanne (EPFL). In 2010 she obtained a PhD in Life Sciences from the University of Lausanne.

The current Chief Scientific Officer, Dr. Madiha Derouazi, PhD, will leave the Company at the end of December 2024 by mutual consent. The Company thanks her for her significant contributions and wishes her every success in her future endeavors.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: December 18, 2024